Exhibit C-5

Department of Finance Canada
Ministère des Finances Canada

Annual Financial Report of the Government of Canada

2023-24

Canada

©His Majesty the King in right of Canada, as represented by the Deputy Prime Minister and Minister of Finance, 2024

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or any part thereof shall be addressed to

the Department of Finance Canada.

Cette publication est également disponible en français.

Cat. No.: F1-25E-PDF

ISSN: 1487-0428

Table of Contents

Note to Readers	2

Report Highlights	3

Revenues	14

Expenses	18

Federal Debt	23

Financial Source/Requirement	30

Report of the Independent Auditor on the Condensed Consolidated Financial Statements	32

Condensed Consolidated Financial Statements of the Government of Canada	34

Note to Readers

The financial results in this report are based on the audited consolidated financial statements of the Government of Canada for the fiscal year ended March 31, 2024, the condensed form of which is included in this report.

For the 26th consecutive year, the government has received an unmodified audit opinion from the Auditor General of Canada on the consolidated financial statements. The complete consolidated financial statements are available on the Public Services and Procurement Canada website.

The Fiscal Reference Tables have been updated to incorporate the results for 2023–24 as well as historical revisions to the National Economic and Financial Accounts published by Statistics Canada.

Report Highlights

●

The final results for 2023–24 reflect transactions recorded by government departments and agencies up to March 31, 2024, and reported in the March Fiscal Monitor published by the Department of Finance in May 2024, plus post-March end-of-year adjustments to reflect the most up-to-date information available regarding the valuation of assets, such as loans and accounts receivable, and liabilities, including provisions for claims. The final results also incorporate accrued tax revenues based on assessments of tax returns completed after year-end and final results reported by Crown corporations, other government business enterprises, and other consolidated entities.

●

Total revenues increased by $11.7 billion, or 2.6 per cent, reflecting strong labour market performance and resilient consumer spending. At the same time, income tax revenue decreased 0.7 per cent, due mainly to lower corporate taxable income and income from non-residents.

●

Program expenses excluding net actuarial losses increased by $28.1 billion, or 6.4 per cent, largely reflecting increases in transfers to individuals, especially elderly benefits, legislated growth in transfers to provinces, territories and municipalities, as well as other expenses, including provisions for presently unrecovered loans and benefits from support delivered during the COVID-19 pandemic. These increases were offset in part by lower other transfer payments.

●

Public debt charges were up $12.3 billion, or 35.2 per cent, largely reflecting an increase in the average effective interest rate on interest-bearing debt, offset in part by lower Consumer Price Index adjustments on Real Return Bonds.

●

In 2023–24, the government recorded expenses totaling approximately $16.4 billion related to Indigenous contingent liabilities, in advancing its commitment to resolve past injustices and renew its relationship with Indigenous Peoples. In addition, the government recorded expenses totaling $4.7 billion related to COVID-19 pandemic expenses. Absent these expenses, the 2023–24 budgetary deficit would have been roughly $40.8 billion.

●

The government posted an annual operating deficit of $61.9 billion for the fiscal year ended March 31, 2024, compared to a deficit of $35.3 billion in the previous fiscal year. The year-over-year increase in the deficit largely reflects increases in transfer payments, other expenses, including the categories noted above, and public debt charges, offset in part by growth in revenues.

●

The annual operating deficit before net actuarial losses stood at $54.4 billion in 2023–24, compared to $25.7 billion in 2022–23. This measure is intended to supplement the traditional budgetary balance and improve the transparency of the government’s financial reporting by isolating the impact of the recognition of net actuarial losses arising from the government’s public sector pensions and other employee and veteran future benefits.

●

The federal debt (the difference between total liabilities and total assets) stood at $1,236.2 billion at March 31, 2024. The federal debt-to-gross domestic product (GDP) ratio was 42.1 per cent, up from 41.1 per cent in the previous year. The government remains committed to its fiscal anchor of reducing the federal debt as a share of the economy over the medium term.

Accounting for Future Possible Developments

Since Budget 2024, the government identified significantly higher contingent liabilities, that is, possible obligations that have been assessed as likely to result in a future payment. While there were no payments associated with these new liabilities in the 2023-24 fiscal year, the federal government is following Canadian public sector accounting standards by transparently accounting for these estimated contingent liabilities in the 2023-24 financial results.

In 2023–24, the government recorded expenses totaling approximately $16.4 billion related to Indigenous contingent liabilities, in advancing its commitment to resolve past injustices and renew its relationship with Indigenous Peoples. In addition, the government recorded expenses totaling $4.7 billion related to COVID-19 pandemic expenses. Absent these expenses, the 2023–24 budgetary deficit would have been roughly $40.8 billion.

Budget 2024 projected revenues of $465.1 billion for the fiscal year ending March 2024, underpinned by economic data and strong year-to-date revenue results. Revenues for 2023-24 are $5.5 billion lower compared to the projection, due to lower tax revenue, consistent with the softening of the economy from higher interest rates as the Bank of Canada has returned inflation to 2 per cent. This is a variance of 1.2 per cent on total revenue of over $459.5 billion.

Budget 2024 projected total expenses of $505.1 billion for the fiscal year ending March 2024. Actual expenses were $16.3 billion higher than forecast in Budget 2024, due mainly to two factors:

●	higher-than-anticipated provisions for contingent liabilities relating to Indigenous claims; and,

●	provisions for presently unrecovered loans and benefits from support delivered during the COVID-19 pandemic.

The expense variance largely reflects the assessment and reassessment by the government of assets and liabilities as required under its accrual accounting framework. That is, these are impacts from past transactions or in anticipation of possible future developments versus new in-year government spending.

Future Potential Payments to Resolve Indigenous Claims

The federal government is advancing reconciliation, supporting Indigenous Peoples’ right to self-determination, and addressing historical wrongs and systemic racism. Since 2016, the government has provided over $60 billion to resolve Indigenous claims. Efforts are ongoing to resolve Indigenous claims, including through the prioritization of negotiations and work to resolve litigation out-of-court. These efforts have contributed to an increase in both the number and value of settlements in recent years.

“Contingent liabilities can be defined as possible obligations that may result in future payments when one or more future events occur or fail to occur. These events may not wholly be within the control of the government but may arise during the normal course of operations.” – Parliamentary Budget Officer (PBO), July 2024

When the probability of a future payment is considered likely, and the amount can be estimated, the government records a provision for the contingent liability. The government cannot estimate with certainty when potential future contingent liabilities would be paid, or if they would be paid at all, as settlements are matters being negotiated with other parties or are before the courts.

“The current stock of the outstanding provision for contingent liabilities, as of March 31, 2023, is $76 billion. This amount has increased significantly in recent years, with an average annual growth of roughly 30 per cent since 2016.” – PBO, July 2024

As part of advancing its commitment to resolve past injustices by accelerating the resolution of Indigenous claims, the government recorded expenses of $17.8 billion in 2023-24, of which $16.4 billion is related to contingent liabilities for Indigenous claims. The remainder represents settlement payments not previously charged to expenses.

Emergency Pandemic Support for Canadians and Small Businesses

During the pandemic, the government delivered unprecedented programs to support the hardest-hit Canadians and businesses to weather the COVID-19 recession. The government secured a national supply of vital vaccines to reopen the economy as soon as possible. The Canada Recovery Benefit provided financial support to employed and self-employed Canadians who were directly affected by COVID-19 during public health restrictions. The Canada Emergency Business Account provided interest-free, partially forgivable loans to nearly 900,000 small business and not-for-profit organizations. The federal government supported Canadians when they needed it the most.

This support was crucial to Canada’s remarkable economic resilience and recovery—and it did involve significant financial costs. While largely now passed, there is a diminishing amount of pandemic legacy costs. The government has recorded $1.2 billion in 2023-24 for the write-down by the Public Health Agency of Canada of expired COVID-19 vaccines and therapeutics. In addition, a $3.5-billion provision in 2023-24 has been recorded for loans and receivables related to the emergency support which kept Canadian workers and businesses afloat through the pandemic recession. The government is using a firm but fair approach to recover pandemic-era public funds where repayment is expected. This provision will be adjusted as appropriate as more repayment information becomes available.

Economic Context1

The Canadian economy has proved resilient to challenging global conditions in the wake of Russia’s invasion of Ukraine and in the face of rapid and substantial increases in interest rates. Canada avoided the recession expected by many forecasters with real GDP rising 1.5 per cent in 2023 following strong growth of 4.2 per cent in 2022. As of the end of 2023, real GDP stood 6.4 per cent above 2019 levels, the second fastest recovery among G7 economies behind the U.S.

Job creation eased in 2023, though remained strong. An additional 475,000 Canadians gained jobs in 2023, down from an increase of 750,000 in 2022. This gain in employment was outpaced by a significant increase in the labour force due to strong population growth. Along with slowing labour demand, this has contributed to a rise in the unemployment rate from multi-decade lows. After reaching lows of about 5 per cent in the summer of 2022, the unemployment rate increased to 5.4 per cent on average in 2023, and more recently to 6.5 per cent in October 2024. While hiring has slowed, this has occurred without significant layoffs. Further, wage growth has outpaced inflation for 20 straight months as of September 2024. On average, real wages—wages after accounting for inflation—are now higher than they were just prior to the pandemic, up roughly 5.0 per cent since 2019.

Canada has also made substantial progress in bringing inflation down in 2023. Inflation declined from 5.9 per cent at the start of the year to 3.4 per cent by the end of 2023. Inflation has since returned to the Bank of Canada’s target of 2 per cent in August 2024 after 41 consecutive months above 2 per cent, and stood at 1.6 per cent as of September 2024, the lowest inflation rate since February 2021. The main drivers of the initial surge in inflation have abated. Energy price declines and easing tensions in global supply chains have helped reduce headline inflation. Higher borrowing costs have also started to cool domestic demand after a series of large interest rate increases by the Bank of Canada. Still, underlying price pressures and the inflation rate for shelter remained elevated throughout 2023.

With inflation above target in 2023, the Bank of Canada raised its policy rate three times over the course of the year, up from 4.25 per cent at the beginning of the year to 5.0 per cent by July 2023. This was the highest policy rate since 2001. Since then, with inflation continuing to decline and economic activity soft, the Bank of Canada became the first G7 central bank to begin normalizing policy when it cut its policy rate by 25 basis points in June 2024. The move was followed by two additional 25 basis points cuts at the July and September meetings, as well as a larger 50 basis points cut at the October meeting, bringing the policy rate to 3.75 per cent.

After surging in 2022 following Russia’s invasion of Ukraine, commodity prices eased throughout 2023, helped by the dissipation of global supply chain disruptions. Paired with the cooling in domestic price pressures and slower real GDP growth, this led to a more modest gain in nominal GDP, the broadest measure of the tax base, of 2.9 per cent in 2023 following two years of double-digit growth.

So far in 2024, the Canadian economy has continued to perform better than expected and is on track to achieve a soft landing. Inflation has continued to decline, and business and household balance sheets remain relatively healthy despite still-elevated interest rates and the softening in the labour market.

Looking ahead, forecasters expect that inflation will remain around the 2 per cent target, which could give the Bank of Canada room to bring interest rates down further, albeit to a level above their pre-pandemic low. Real GDP growth is expected to remain moderate in the second half of 2024 before picking up in 2025 and beyond, growing in line with the economy’s capacity at around 2 per cent. The government regularly surveys private sector economists on their views on the economy to assess and manage risk. The survey of private sector economists has been used as the basis for economic and fiscal planning since 1994 and introduces an element of independence into the government’s forecasts.

[1]	This section incorporates data available up to and including November 8, 2024. The annual results are on a calendar year basis.

Table 1

Average Private Sector Forecasts

per cent

	2022	2023	2024	2025

Real GDP growth

Budget 2023	3.4	0.3	1.5	2.3

Budget 2024	3.8	1.1	0.7	1.9

Actual	4.2	1.5	–	–

Nominal GDP growth

Budget 2023	11.0	0.9	3.6	4.3

Budget 2024	11.8	2.7	3.8	3.9

Actual	12.4	2.9	–	–

3-month treasury bill rate

Budget 2023	2.4	4.4	3.3	2.6

Budget 2024	2.3	4.8	4.5	3.1

Actual	2.3	4.8	–	–

10-year government bond rate

Budget 2023	2.8	3.0	2.9	3.0

Budget 2024	2.8	3.3	3.3	3.2

Actual	2.8	3.3	–	–

Unemployment rate

Budget 2023	5.3	5.8	6.2	6.0

Budget 2024	5.3	5.4	6.3	6.3

Actual	5.3	5.4	–	–

Consumer Price Index inflation

Budget 2023	6.8	3.5	2.1	2.1

Budget 2024	6.8	3.9	2.5	2.1

Actual	6.8	3.9	–	–

Note: Figures have been restated to reflect the historical revisions in the Provincial and Territorial Economic Accounts as of November 7, 2024.

The Budgetary Balance

The government posted a budgetary deficit, or annual operating deficit, of $61.9 billion in 2023–24, compared to a deficit of $35.3 billion in 2022–23.

The final results for 2023–24 reflect transactions recorded by government departments and agencies up to March 31, 2024, plus post-March end-of-year adjustments to reflect the most up-to-date information available regarding the valuation of assets, such as loans and accounts receivable, and liabilities, including provisions for claims. The final results also incorporate accrued tax revenues based on assessments of tax returns completed after year-end and final results reported by Crown corporations, other government business enterprises, and other consolidated entities.

The budgetary balance before net actuarial losses represents the difference between the government’s revenues and expenses excluding net actuarial losses. By excluding the impact of changes in the estimated value of the government’s obligations and assets for public sector pensions and other employee and veteran future benefits recorded in previous fiscal years, this measure is intended to present a clearer picture of the results of government operations during the current fiscal year. The budgetary deficit before net actuarial losses stood at $54.4 billion for 2023–24, compared to $25.7 billion in 2022–23.

The following graph shows the government’s budgetary balance since 1983–84, as well as the budgetary balance before net actuarial losses since 2008–09. To enhance the comparability of results over time and across jurisdictions, the budgetary balance and its components are presented as a percentage of GDP. In 2023–24, the budgetary deficit was 2.1 per cent of GDP, compared to a deficit of 1.2 per cent of GDP in 2022–23. The budgetary deficit before net actuarial losses was 1.9 per cent of GDP, compared to a deficit of 0.9 per cent of GDP a year earlier.

Revenues were up $11.7 billion, or 2.6 per cent, from the prior year, primarily reflecting an increase in personal income tax and Goods and Services Tax (GST) revenues, supported by strong labour markets and robust consumer spending. This increase was offset in part by lower corporate and non-resident income tax revenues (with total income tax revenues down $2.3 billion, or 0.7 per cent).

Total expenses were up $38.3 billion, or 7.9 per cent, from the prior year. Program expenses excluding net actuarial losses increased by $28.1 billion, or 6.4 per cent, primarily reflecting an increase in transfers to individuals, especially elderly benefits, legislated growth in transfers to provinces, territories and municipalities, as well as other expenses, including provisions for presently unrecovered loans and benefits from support delivered during the COVID-19 pandemic. These increases were offset in part by lower other transfer payments.

Net actuarial losses decreased by $2.1 billion, or 22.2 per cent, from the prior year, largely reflecting the amortization of actuarial gains arising in 2022–23.

Public debt charges increased by $12.3 billion, or 35.2 per cent, from the prior year, largely reflecting an increase in the average effective interest rate on interest-bearing debt, offset in part by lower Consumer Price Index adjustments on Real Return Bonds.

Table 2

Financial Highlights

$ billions
	2023–24	2022–23

Budgetary transactions

Revenues	459.5	447.8

Expenses

Program expenses, excluding net actuarial losses	466.7	438.6

Public debt charges	47.3	35.0

Total expenses, excluding net actuarial losses	513.9	473.5

Budgetary balance, excluding net actuarial losses	(54.4)	(25.7)

Net actuarial losses	7.5	9.6

Budgetary balance	(61.9)	(35.3)

Non-budgetary transactions	(23.9)	(30.8)

Financial source/requirement	(85.7)	(66.2)

Net change in financing activities	111.8	14.3

Net change in cash balances	26.1	(51.8)

Cash balance at end of period	75.1	49.0

Financial position

Total liabilities	2,057.8	1,925.0

Total financial assets	705.0	642.3

Net debt	(1,352.8)	(1,282.8)

Non-financial assets	116.6	109.7

Federal debt (accumulated deficit)	(1,236.2)	(1,173.0)

Financial results (per cent of GDP)

Revenues	15.7	15.7

Total program expenses	16.2	15.7

Public debt charges	1.6	1.2

Budgetary balance	(2.1)	(1.2)

Federal debt (accumulated deficit)	42.1	41.1

Note: Numbers may not add due to rounding.

Net actuarial losses and annual deficit before net actuarial losses

Actuarial losses and gains arise from the annual remeasurement of the government’s existing obligations for public sector pensions and other employee and veteran future benefits, as well as differences between actual and expected returns on pension assets. The measurement of these obligations and expected returns on pension assets involves the extensive use of estimates and assumptions about future events and circumstances, such as discount rates, future inflation, returns on investments, general wage increases, workforce composition, retirement rates, and mortality rates. In particular, the government’s unfunded obligations are sensitive to changes in both short- and long-term interest rates, which are used to estimate the value of expected future benefit payments in today’s dollars. Unfunded benefit obligations are discounted based on the spot rates of Government of Canada bonds at fiscal year-end (March 31), which can fluctuate significantly from one year to the next, resulting in actuarial gains and losses that flow through the budgetary balance.

Under Canadian public sector accounting standards, actuarial gains and losses are not recognized in the government’s liabilities immediately due to their tentative nature and because further adjustments may be required in the future. Instead, these amounts are recognized to expense and to the government’s liabilities over the expected average remaining service life of employees, which represents periods ranging from 4 to 23 years according to the plan in question, or the average remaining life expectancy of benefit recipients under wartime veteran plans, which represents periods ranging from 5 to 7 years.

Net actuarial losses recognized during 2023–24 reflect the amortization of actuarial gains and losses from 2022–23 and prior fiscal years. Actuarial gains and losses arising from March 31, 2024, re-estimations of obligations and differences between actual and expected returns on pension assets will be recognized over time (amortized) starting in 2024–25. The amount of net actuarial gains and losses amortized each year varies, as some actuarial gains and losses from previous fiscal years reach the end of their amortization periods and new actuarial gains and losses begin to be amortized.

While these adjustments and revaluations are an important part of providing an accurate picture of the government’s Consolidated Statement of Financial Position at a given time, they can also result in large swings in the budgetary balance, which may impair the usefulness and understandability of the government’s consolidated financial statements and fiscal projections, including as a measurement of the short-term impact of government spending and taxation choices on the economy.

The annual operating deficit before net actuarial losses isolates the impact of adjustments and remeasurements of previously recorded public sector pensions and other employee and veteran future benefits and provides a clearer view of the government’s planned and actual operating activities in an accounting period, with the aim of enhancing transparency and accountability.

Elimination of interest on Canada Student Loans

In 2022–23, the government decided to permanently eliminate interest on all Canada Student Loans, effective April 1, 2023. These loans were already under a temporary interest holiday for a period of two years. The change was enacted through the Fall Economic Statement Implementation Act, 2022, which received Royal Assent on December 15, 2022.

The elimination of interest by the government through this restructuring represents a significant concessionary term granted to borrowers. Under the government’s accounting policy, loans that are restructured with significant concessionary terms are recognized at the time of restructuring, with an associated charge to transfer payment expense.

During the preparation of the March 31, 2024, consolidated financial statements, the restructuring date of these loans was further analyzed. Professional judgement was exercised to determine whether the concessionary component of the loans should have been recorded in the prior fiscal year, which would align with the period in which the decision was made by the government and when the Canada Student Loans Act was amended. The government recorded the expense in 2023–24, however if this transfer payment expense had been recorded in 2022–23 it would have increased the annual operating deficit in that year by $3.2 billion and reduced the annual operating deficit in 2023–24 by $3.3 billion.

Comparison of Actual Budgetary Outcomes to Projected Results

The $61.9-billion deficit recorded in 2023–24 was $21.8 billion higher than the $40.0-billion deficit projected in the April 2024 federal budget.

Overall, revenues were $5.5 billion, or 1.2 per cent, lower than forecast due mainly to lower tax revenues, particularly lower personal income tax revenues than projected, reflecting prior year reassessments that were determined and recorded in the current year. Generally, these reassessments are idiosyncratic in their timing, although they are often determined towards the end of the fiscal year and recorded as part of year-end adjustments, making them difficult to predict. In addition, after posting double-digit increases in each of the past two years, lower corporate profitability led to a decline in corporate income tax revenues, resulting in lower overall tax revenues than anticipated.

Program expenses, excluding net actuarial losses, were $16.4 billion, or 3.6 per cent, higher than projected, largely a result of higher-than-anticipated provisions for Indigenous claims, reflecting the government’s emphasis on reconciliation, and revised allowances for doubtful accounts for receivables and loans, including those related to redeterminations of benefits delivered during the COVID-19 pandemic and Canada Emergency Business Account (CEBA) loans, and a concession related to the interest-free nature of federal student loans. Such valuations typically occur after the end of the fiscal year, and often incorporate information available subsequent to March 31.

Public debt charges were in line with projections, while net actuarial losses were $0.1 billion lower than projected.

Table 3

Comparison of Actual Outcomes to Budget 2024

	Actual	Budget 2024[1]	Difference

	($ billions)	($ billions)	($ billions)	(per cent)

Revenues

Income tax

Personal	217.7	222.3	(4.6)	(2.1)

Corporate	82.5	83.9	(1.4)	(1.7)

Non-resident	12.5	12.6	(0.1)	(0.7)

Total	312.7	318.8	(6.1)	(1.9)

Other taxes and duties

Goods and Services Tax	51.4	51.5	(0.1)	(0.1)

Energy taxes	5.6	5.9	(0.3)	(4.7)

Customs import duties	5.6	5.6	0.0	0.3

Other excise taxes and duties	6.8	7.2	(0.4)	(5.2)

Total	69.4	70.1	(0.7)	(1.0)

Employment Insurance premiums	29.6	29.1	0.4	1.4

Pollution pricing proceeds	10.5	10.4	0.1	0.6

Other revenues	37.4	36.6	0.8	2.2

Total revenues	459.5	465.1	(5.5)	(1.2)

Program expenses

Major transfers to persons

Elderly benefits	76.0	75.9	0.2	0.2

Employment Insurance and support measures	23.1	23.0	0.2	0.7

Children’s benefits	26.3	26.1	0.2	0.8

COVID-19 income support for workers	(4.8)	(4.4)	(0.5)	(10.3)

Total	120.7	120.6	0.0	0.0

Major transfers to other levels of government

Support for health and other social programs	65.8	65.8	0.0	0.0

Fiscal arrangements	21.7	21.7	(0.0)	(0.0)

Canada-wide early learning and child care	5.6	5.6	(0.0)	(0.0)

Canada Community-Building Fund	2.4	2.4	0.0	0.0

Heath agreements with provinces and territories	4.3	4.3	0.0	0.0

Other	0.3	0.3	(0.0)	(1.6)

Total	100.2	100.2	0.0	0.0

Pollution pricing proceeds returned	9.9	9.9	(0.1)	(0.7)

Canada Emergency Wage Subsidy	(0.4)	(0.3)	(0.1)	(40.0)

Other direct program expenses	236.4	219.9	16.5	7.5

Total program expenses, excluding net actuarial losses	466.7	450.3	16.4	3.6

Public debt charges	47.3	47.2	0.0	0.1

Budgetary outcome/estimate before net actuarial losses	(54.4)	(32.5)	(21.9)

Net actuarial losses	7.5	7.6	(0.1)	(0.9)

Budgetary outcome/estimate	(61.9)	(40.0)	(21.8)

Note: Numbers may not add due to rounding.

1 Certain Budget 2024 amounts have been reclassified to conform to the current year’s presentation in the consolidated financial statements, with no overall impact on the projected 2023–24 annual deficit.

Revenues

The government’s revenues include proceeds received or receivable from exchange transactions, such as from the sales of goods and services, and from non-exchange transactions, such as tax revenues, where the amount of revenue earned is not as easily observed during the fiscal year. Due to their nature, the measurement of tax revenues is generally subject to a higher degree of measurement uncertainty. In developing the government’s best estimates, the methodology for estimating tax revenues incorporates assessments/reassessments of tax returns completed after year-end as well as estimates of amounts not yet assessed/reassessed based on cash received that relates to the fiscal year ended March 31.

Federal revenues can be broken down into five main categories: income tax revenues, other taxes and duties, Employment Insurance (EI) premium revenues, pollution pricing proceeds, and other revenues.

Within the income tax category, personal income tax revenues are the largest source of federal revenues and accounted for 47.4 per cent of total revenues in 2023–24 (up from 46.4 per cent in 2022–23). Corporate income tax revenues are the second largest source of revenues and accounted for 17.9 per cent of total revenues in 2023–24 (down from 21.0 per cent in 2022–23). Non-resident income tax revenues are a comparatively smaller source of revenues, accounting for only 2.7 per cent of total revenues in 2023–24 (down from 2.9 per cent 2022–23).

Other taxes and duties consist of revenues from the GST, energy taxes, customs import duties, and other excise taxes and duties. The largest component of this category—GST revenues—accounted for 11.2 per cent of all federal revenues in 2023–24 (up from 10.3 per cent in 2022–23). The share of the remaining components of other taxes and duties stood at 3.9 per cent of total federal revenues (down from 4.1 per cent in 2022–23).

EI premium revenues accounted for 6.4 per cent of total federal revenues in 2023–24 (up from 6.0 per cent in 2022–23).

Pollution pricing proceeds from the federal carbon pollution pricing framework accounted for 2.3 per cent of total federal revenues in 2023–24 (up from 1.8 per cent in 2022–23). All direct proceeds from the federal carbon pollution pricing system are returned to the jurisdictions where they were collected, as required under the Greenhouse Gas Pollution Pricing Act.

Other revenues are made up of three broad components: net income from enterprise Crown corporations and other government business enterprises; other program revenues from the sales of goods and services, and other miscellaneous revenues; and foreign exchange revenues and return on investments. Other revenues accounted for 8.1 per cent of total federal revenues in 2023–24 (up from 7.5 per cent in 2022–23).

Pricing carbon pollution

The Greenhouse Gas Pollution Pricing Act establishes the framework for the federal carbon pollution pricing system. Since 2019, it is no longer free to pollute anywhere in Canada and provincial and territorial governments have been able to design and implement their own carbon pollution pricing systems to meet the minimum national stringency standards, or federal “benchmark”. The federal pollution pricing system applies in jurisdictions that have requested it or decided not to implement a system that meets the benchmark.

The federal pricing system has two parts:

●	a regulatory charge on fossil fuels like gasoline and natural gas, known as the fuel charge, and

●	a performance-based system for industries, known as the Output-Based Pricing System.

One or both parts can apply in a jurisdiction.

The federal pollution pricing system is revenue neutral over time for the federal government. All the direct proceeds from the federal system are returned in the province or territory where they were collected.

The federal pollution pricing system helps make life affordable by returning money to families through the Canada Carbon Rebate (formerly known as the Climate Action Incentive payment) in provinces where the federal fuel charge applies—Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador. Over 90 per cent of fuel charge proceeds in these provinces are used to directly support families through the Canada Carbon Rebate, delivered quarterly by direct bank deposit or cheque. Eight out of ten households get more money back than they pay as a result of the federal carbon pollution pricing system, with lower-income households benefiting the most.

The remaining proceeds are returned to farmers, small- and medium-sized enterprises, and Indigenous governments through other federal mechanisms.

●	Recognizing that many farmers use natural gas and propane in their operations, farmers in provinces where the federal fuel charge is in place can apply to receive a refundable tax credit.

●

As announced in Budget 2024, the government will return proceeds directly to small- and medium-sized businesses in provinces where the federal fuel charge is in place through the Canada Carbon Rebate for Small Businesses, a new refundable tax credit.

●

In recognition of the impacts of climate change on Indigenous communities, Environment and Climate Change Canada will return fuel charge proceeds to Indigenous governments through mechanisms co-developed with Indigenous partners. The government also announced that starting in 2024–25, the share of fuel charge proceeds returned to Indigenous governments will increase from 1 per cent to 2 per cent.

In Yukon and Nunavut, proceeds from the federal fuel charge are returned directly to the territorial governments to use as they see fit.

Historical federal pollution pricing proceeds and pollution pricing proceeds returned can be found in the following table.

Table 4

Pollution Pricing Proceeds Returned

($ billions)

	Fiscal Year[1]

	2018–19	2019–20	2020–21	2021–22	2022–23	2023–24
Revenues

Pollution pricing proceeds to be returned to Canadians

Annual	–	2.7	4.4	6.6	8.0	10.5

Cumulative	–	2.7	7.0	13.4	21.4	31.9

Expenses

Pollution pricing proceeds returned to Canadians[2]

Annual	0.7	2.6	4.7	3.8	7.0	9.9

Cumulative	0.7	3.3	8.0	11.8	18.8	28.6

Numbers may not add due to rounding.

1 Figures for pollution pricing proceeds to be returned to Canadians and pollution pricing proceeds returned to Canadians are attributed to the fiscal year in which they were assessed and will differ from those in the Greenhouse Gas Pollution Pricing Act Annual Report to Parliament, which presents proceeds and disbursements in respect of the fuel charge year to which they pertain.

2 Figures for pollution pricing proceeds returned to Canadians include amounts returned under various federal programming that were reported under Other transfer payments in the Consolidated Statement of Operations and Accumulated Operating Deficit.

The difference between cumulative pollution pricing revenues (proceeds) and expenses (proceeds returned) is expected to largely unwind over the next two years, with the majority being returned through the Canada Carbon Rebate for Small Businesses in 2024–25.

For more information on pollution pricing proceeds, please consult the Greenhouse Gas Pollution Pricing Act Annual Report to Parliament.

Revenues Compared to 2022–23

Total revenues amounted to $459.5 billion in 2023–24, up $11.7 billion, or 2.6 per cent, from 2022–23. The following table compares revenues for 2023–24 to 2022–23.

Table 5

Revenues

	2023–24	2022–23	Net change

	($ millions)	($ millions)	($ millions)	(per cent)

Tax revenues

Income tax

Personal	217,696	207,872	9,824	4.7

Corporate	82,468	93,945	(11,477)	(12.2)

Non-resident	12,541	13,187	(646)	(4.9)

Total	312,705	315,004	(2,299)	(0.7)

Other taxes and duties

Goods and Services Tax	51,416	45,962	5,454	11.9

Energy taxes	5,599	5,657	(58)	(1.0)

Customs import duties	5,571	6,057	(486)	(8.0)

Other excise taxes and duties	6,829	6,548	281	4.3

Total	69,415	64,224	5,191	8.1

Total tax revenues	382,120	379,228	2,892	0.8

Employment Insurance premiums	29,560	26,914	2,646	9.8

Pollution pricing proceeds	10,503	8,041	2,462	30.6

Other revenues	37,366	33,632	3,734	11.1

Total revenues	459,549	447,815	11,734	2.6

●	Personal income tax revenues increased by $9.8 billion in 2023–24, or 4.7 per cent, driven by high employment and wage growth, reflecting continued strength in the labour market.

●

Corporate income tax revenues decreased by $11.5 billion, or 12.2 per cent, reflecting a decline in corporate profits in the non-financial sector. The decline comes after significant increases in the preceding years, when corporate income tax revenues were supported by substantial gains in the resource and financial sectors.

●	Non-resident income tax revenues are paid by non-residents on Canadian-sourced income. These revenues decreased by $0.6 billion, or 4.9 per cent, reflecting lower dividends paid to non-residents.

●

Other taxes and duties increased by $5.2 billion, or 8.1 per cent, due mainly to growth in GST revenues, which increased by $5.5 billion in 2023–24, or 11.9 per cent. The high year-over-year growth rate is attributable to the impact of the additional GST rebates paid in 2022–23, which reduced recorded revenues that year. Energy taxes fell by $0.1 billion, or 1.0 per cent, reflecting lower motive fuel consumption. Customs import duties decreased by $0.5 billion, or 8.0 per cent, reflecting lower imports. Other excise taxes and duties increased by $0.3 billion, or 4.3 per cent, driven primarily by the luxury tax and excise duties on vaping products.

●	EI premium revenues increased by $2.6 billion, or 9.8 per cent, reflecting a higher premium rate and robust labour market conditions.

●

Proceeds from the federal carbon pollution pricing framework increased by $2.5 billion, or 30.6 per cent, reflecting a higher carbon pollution price of $65 per tonne in 2023–24 versus $50 per tonne in the year prior.

●

Other revenues increased by $3.7 billion, or 11.1 per cent, reflecting higher interest revenues and net foreign exchange revenues, partially offset by lower profits reported by enterprise Crown corporations.

The revenue ratio—revenues as a percentage of GDP—compares the total of all federal revenues to the size of the economy. This ratio is influenced by changes in statutory tax rates and by economic developments. The ratio stood at 15.7 per cent in 2023–24 (unchanged from 2022–23).

Expenses

Under the government’s accrual accounting policies, expenses are recorded when they are incurred, rather than when the associated cash is paid. For certain types of expenses, this requires the use of estimation techniques and assumptions regarding future outcomes, such as the collection of loans and accounts receivable as reflected in provisions for credit risk, the cost of pension and other future benefits earned by employees during the fiscal year, and potential losses under litigation and other claims. Recorded amounts reflect the government’s best estimates, based on circumstances and information available up to the point the financial statements are finalized.

Federal expenses can be broken down into four main categories: transfer payments, which account for the majority of all federal spending, other direct program expenses, public debt charges, and net actuarial losses.

Transfer payments are classified under five categories:

●

Major transfers to persons made up 23.1 per cent of total expenses (down from 23.2 per cent in 2022–23) and are statutory. This category consists of elderly benefits, EI benefits and support measures, children’s benefits, and COVID-19 income support for workers (the Canada Emergency Response Benefit, the Canada Recovery Benefit, the Canada Recovery Sickness Benefit, the Canada Recovery Caregiving Benefit, and the Canada Worker Lockdown Benefit) introduced under Canada’s COVID-19 Economic Response Plan. Of this, COVID-19 income support for workers accounted for a 0.9-per-cent decrease in total expenses in 2023–24 due to redeterminations of benefit overpayments, which are accounted for as a reduction in expenses (whereas it contributed a 0.7-per-cent reduction of total expenses in 2022–23).

●

Major transfers to other levels of government—which include the Canada Health Transfer, the Canada Social Transfer, Canada-wide early learning and child care transfers, health agreements with provinces and territories, fiscal arrangements (Equalization, transfers to the territories, a number of smaller transfer programs and the Quebec Abatement), and the Canada Community-Building Fund transfers—made up 19.2 per cent of total expenses in 2023–24 (up from 18.8 per cent in 2022–23).

●

Pollution pricing proceeds returned made up 1.9 per cent of expenses (up from 1.4 per cent in 2022–23). These transfers consist of payments that return direct proceeds from the federal carbon pollution pricing system to the jurisdictions where they were collected, as required under the Greenhouse Gas Pollution Pricing Act. For more information on the return of proceeds, please consult the Greenhouse Gas Pollution Pricing Act Annual Report to Parliament.

●

The Canada Emergency Wage Subsidy (CEWS), which provided payments to eligible employers as part of the COVID-19 Economic Response Plan, ended in 2021–22. Redeterminations of previous claims reduced total expenses by 0.1 per cent in 2023–24 (unchanged from a reduction of 0.1 per cent in 2022–23).

●

Other transfer payments, which include transfers to Indigenous Peoples, assistance to farmers, students and businesses, support for research and development, and international assistance, made up 18.5 per cent of expenses (down from 20.5 per cent in 2022–23).

Other direct program expenses, which represent the operating expenses of the government’s 135 departments, agencies, and consolidated Crown corporations and other entities, accounted for 26.9 per cent of total expenses in 2023–24 (up from 26.8 per cent in 2022–23).

Public debt charges made up 9.1 per cent of total expenses in 2023–24 (up from 7.2 per cent in 2022–23).

Net actuarial losses made up the remaining 1.4 per cent of total expenses in 2023–24 (down from 2.0 per cent in 2022–23).

Expenses Compared to 2022–23

Total expenses amounted to $521.4 billion in 2023–24, up $38.3 billion, or 7.9 per cent, from 2022–23. The following table compares total expenses for 2023–24 to 2022–23.

Table 6

Expenses

	2023–24	2022–23	Net change
	($ millions)	($ millions)	($ millions)	(per cent)

Major transfers to persons

Elderly benefits	76,036	69,392	6,644	9.6

Employment Insurance and support measures	23,130	21,836	1,294	5.9

Children’s benefits	26,339	24,553	1,786	7.3

COVID-19 income support for workers	(4,838)	(3,544)	(1,294)	36.5

Total	120,667	112,237	8,430	7.5

Major transfers to other levels of government

Federal transfer support for health and other social programs	65,848	63,079	2,769	4.4

Fiscal arrangements and other transfers	34,325	27,705	6,620	23.9

Total	100,173	90,784	9,389	10.3

Pollution pricing proceeds returned	9,858	6,996	2,862	40.9

Direct program expenses

Canada Emergency Wage Subsidy	(420)	(257)	(163)	63.4

Other transfer payments	96,371	99,199	(2,828)	(2.9)

Operating expenses	140,014	129,596	10,418	8.0

Total direct program expenses	235,965	228,538	7,427	3.2

Total program expenses, excluding net actuarial losses	466,663	438,555	28,108	6.4

Public debt charges	47,273	34,955	12,318	35.2

Total expenses, excluding net actuarial losses	513,936	473,510	40,426	8.5

Net actuarial losses	7,489	9,627	(2,138)	(22.2)

Total expenses	521,425	483,137	38,288	7.9

●

Major transfers to persons increased by $8.4 billion in 2023–24, largely reflecting an increase in elderly benefits. Elderly benefits increased by $6.6 billion, or 9.6 per cent, reflecting growth in the number of recipients and changes in consumer prices, to which benefits are fully indexed. In addition, as announced in Budget 2021 and implemented in July 2022, the Old Age Security pension has permanently increased by 10 per cent for seniors aged 75 and over. EI benefits and support measures increased by $1.3 billion, or 5.9 per cent, largely reflecting a somewhat higher unemployment rate relative to the last two years. The increase in the unemployment rate is predominantly driven by stronger population growth. Children’s benefits increased by $1.8 billion, or 7.3 per cent, largely reflecting the indexation of benefits and a higher number of eligible children. COVID-19 income support for workers decreased $1.3 billion, reflecting an increase in redeterminations of benefits.

●

Major transfers to other levels of government increased by $9.4 billion in 2023–24, primarily reflecting $5.2 billion in legislated growth under the Canada Health Transfer, the Canada Social Transfer, Equalization transfers, Territorial Formula Financing and the Canada Community-Building Fund, $2.5 billion for tailored bilateral health agreements announced in February 2023 and $0.6 billion previously announced for long-term care, and a $1.1-billion increase in Canada-wide early learning and child care transfers.

●

Proceeds returned from the federal carbon pollution pricing framework increased by $2.9 billion, or 40.9 per cent, reflecting an increase in the rate of the Canada Carbon Rebate (previously known as the Climate Action Incentive payment) and, starting July 2023, the inclusion of Newfoundland and Labrador, New Brunswick, Nova Scotia, and Prince Edward Island in the framework for the fuel charge.

●	Direct program expenses increased by $7.4 billion in 2023–24, or 3.2 per cent:

-	The CEWS decreased by $0.2 billion in 2023–24, reflecting an increase in redeterminations of previous claims in 2023–24.

-

Other transfer payments decreased by $2.8 billion, or 2.9 per cent, in 2023–24. This decrease was driven by lower international financial assistance, revised loan provisions, and lower claims expense. These decreases were partly offset by increased transfers in other areas, such as for housing initiatives, agricultural supports, refundable tax credits, and a concessionary discount on the value of Canada Student Loans recorded in 2023–24 to reflect the December 15, 2022, restructuring of loans to eliminate interest effective April 1, 2023.

-

Operating expenses of departments, agencies, and consolidated Crown corporations and other entities, excluding net actuarial losses, increased by $10.4 billion, or 8.0 per cent, largely reflecting increases in personnel costs and bad debt expense on taxes receivable and receivables resulting from redeterminations of benefits delivered during the COVID-19 pandemic.

●

Public debt charges increased by $12.3 billion, or 35.2 per cent, largely reflecting an increase in the average effective interest rate on interest-bearing debt, offset in part by lower Consumer Price Index adjustments on Real Return Bonds.

●

Net actuarial losses, which reflect changes in the value of the government’s obligations and assets for public sector pensions and other employee and veteran future benefits recorded in previous fiscal years, decreased $2.1 billion, or 22.2 per cent, largely reflecting the amortization of actuarial gains due to higher discount rates arising from actuarial valuations prepared for the Public Accounts of Canada 2023.

The interest ratio (public debt charges as a percentage of revenues) shows the proportion of every dollar of revenue that is needed to pay interest and is therefore not available to pay for program initiatives. The interest ratio had been decreasing in recent years, falling from a peak of 37.6 per cent in 1990–91 to 5.9 per cent in 2021–22. The ratio has since increased to 10.3 per cent in 2023–24, reflecting growth in the stock of debt and an increase in interest rates. This means that, in 2023–24, the government spent approximately 10 cents of every revenue dollar on servicing the public debt, which is still relatively low by historical standards.

The expense ratio—expenses as a percentage of GDP—compares the total of all federal expenses to the size of the economy. This ratio is influenced by policy actions, economic developments, and changes in interest rates. The ratio stood at 17.8 per cent in 2023–24 (up from 16.9 per cent in 2022–23), largely reflecting legislated growth in transfers and increased investment in priority areas such as health care, and higher interest rates.

Federal Debt

The federal debt (accumulated deficit) is the difference between the government’s total liabilities and its total assets. With total liabilities of $2.1 trillion, financial assets of $705.0 billion and non-financial assets of $116.6 billion, the federal debt stood at $1,236.2 billion at March 31, 2024, up $63.1 billion from March 31, 2023.

The $63.1-billion increase in the federal debt reflects the 2023–24 budgetary deficit of $61.9 billion and $1.3 billion in net remeasurement losses.

Table 7

Federal Debt (Accumulated Deficit)

$ millions

	2023–24	2022–23	Net change

Federal debt at beginning of year	(1,173,013)	(1,142,538)	(30,475)

Annual operating deficit	(61,876)	(35,322)	(26,554)

Net remeasurement (losses) gains for the year	(1,262)	4,847	(6,109)

Federal debt at end of year	(1,236,151)	(1,173,013)	(63,138)

The following chart shows the federal debt as a share of the economy since 1999–2000. The federal debt stood at 42.1 per cent of GDP in 2023–24, up from 41.1 per cent in 2022–23. The government is committed to reducing the federal debt-to-GDP ratio over the medium term as its key fiscal anchor.

Table 8

Outstanding Debt at Year-End

$ billions

	2023–24	2022–23

Liabilities

Accounts payable and accrued liabilities	264.1	259.4

Interest-bearing debt

Unmatured debt	1,376.8	1,265.0

Pensions and other employee future benefits	361.7	344.4

Other liabilities	7.0	7.3

Total interest-bearing debt	1,745.5	1,616.8

Foreign exchange accounts liabilities	44.1	44.2

Derivatives	4.1	4.7

Total liabilities	2,057.8	1,925.0

Financial assets

Cash and other accounts receivable	89.1	62.5

Taxes receivable	203.0	181.0

Foreign exchange accounts assets	180.1	169.4

Derivatives	2.9	3.3

Loans, investments and advances	209.8	213.1

Public sector pension assets	20.1	13.0

Total financial assets	705.0	642.3

Net debt	(1,352.8)	(1,282.8)

Non-financial assets

Tangible capital assets	104.6	97.3

Inventories	8.2	9.4

Prepaid expenses and other	3.8	3.0

Total non-financial assets	116.6	109.7

Federal debt (accumulated deficit)	(1,236.2)	(1,173.0)

Note: Numbers may not add due to rounding.

Assets

The government’s assets consist of financial assets (cash and other accounts receivable, taxes receivable, foreign exchange accounts assets, derivatives, loans, investments and advances, and public sector pension assets) and non-financial assets (tangible capital assets, inventories, and prepaid expenses and other).

At March 31, 2024, financial assets amounted to $705.0 billion, up $62.8 billion from March 31, 2023. The increase reflects growth in cash and accounts receivable, foreign exchange accounts assets, and public sector pension assets, offset in part by a decrease in derivatives and loans, investments and advances.

●

At March 31, 2024, cash and accounts receivable totalled $292.1 billion, up $48.6 billion from March 31, 2023. Within this component, cash and cash equivalents increased by $26.1 billion, as the government maintained higher cash balances at March 31, 2024, in preparation for a large debt maturity on April 1, 2024. The balance of cash and cash equivalents at March 31, 2024, includes $20.0 billion that has been designated as a deposit held with respect to prudential liquidity management, as well as $8.0 billion in term deposits from the recent reintroduction of morning auctions of Receiver General cash balances. The morning auctions are conducted by the Bank of Canada in its role as fiscal agent for the Government of Canada and allow the government to invest excess cash balances in a prudent and cost-effective manner. Other accounts receivable increased by $0.5 billion largely reflecting net increases in COVID-19 benefit overpayments receivable from individuals and businesses, and year-over-year timing differences in the assessment of fuel charges, offset in part by the receipt during 2023–24 of dividends receivable from CMHC at March 31, 2023.

●

Taxes receivable increased by $22.1 billion during 2023–24 to $203.0 billion, reflecting a number of factors, including growth in tax revenues, a higher prescribed interest rate, and an increase in corporations’ arrears.

●	Loans, investments and advances decreased by $3.3 billion in 2023–24.

-

Loans, investments and advances in enterprise Crown corporations and other government business enterprises increased by $14.3 billion in 2023–24. Investments in enterprise Crown corporations and other government business enterprises decreased $2.0 billion, largely reflecting $1.4 billion in dividends paid to the government, and $0.7 billion in net losses and $0.2 billion in other comprehensive losses recorded by these entities during 2023–24, offset in part by $0.3 billion in net equity contributions to these corporations and enterprises during the year. Additionally, other investments in enterprise Crown corporations and other government business enterprises rose $7.6 billion due to the government’s purchases of CMBs from CMHC, which began in 2023–24. Net loans and advances to enterprise Crown corporations and other government business enterprises were up $8.7 billion. This growth primarily reflects a $7.9-billion increase in loans to Crown corporations under the consolidated borrowing framework to finance the operational needs of the Business Development Bank of Canada, CMHC and Farm Credit Canada.

-

Other loans, investments and advances decreased by $17.6 billion, from $62.1 billion to $44.5 billion, primarily reflecting a decrease in CEBA loans outstanding following the January 18, 2024, forgiveness repayment date (or by March 28, 2024, for those that applied for refinancing with the financial institution that provided their CEBA loan on or before January 18, 2024) and a concessionary discount on the value of Canada Student Loans recorded in 2023–24 to reflect the elimination of interest effective April 1, 2023. These decreases were partly offset by net issuances of Canada Student Loans, loans to national governments, and loans by the Canada Infrastructure Bank.

Purchases of Canada Mortgage Bonds

Following a consultation held during the summer of 2023 on the proposal to consolidate CMBs into the regular Government of Canada borrowing program, the government announced in the 2023 Fall Economic Statement that it would purchase up to an annual maximum of $30 billion of CMBs. The government began these purchases in February 2024.

CMBs are issued by CMHC and sold to investors to generate funds for residential mortgage financing. The purchase of CMBs allows the government to generate additional net revenues to channel to initiatives such as affordable housing. CMBs are typically issued at a spread above the yields of corresponding Government of Canada securities despite bearing the full faith and credit of the Government of Canada. Consequently, the purchase of CMBs generates interest return in the form of coupon payments higher than the government’s cost of funding without increasing its risk exposure.

The government’s consolidated statement of financial position is impacted by the acquisition of CMBs through an increase in the stock of gross debt of the government since purchases are funded by additional debt issuance. However, there is no impact on net debt since the government holds corresponding financial assets. As of March 31, 2024, the government had purchased $7.6 billion of CMBs, which are reported as assets within the government’s Loans, investments and advances on the Condensed Consolidated Statement of Financial Position. The total funding for these purchases represents 0.4 per cent of the government’s total liabilities as of March 31, 2024.

Canada Emergency Business Account

The Canada Emergency Business Account was announced by the government in March 2020 as part of Canada’s COVID-19 Economic Response Plan to support businesses and not-for-profit organizations adversely affected by the pandemic. The program was available from April 2020 to June 2021 and provided eligible businesses and organizations with financial support in the form of interest-free partially forgivable loans of up to $60,000 to help cover their operating costs. In total, the program provided over $49 billion in loans to nearly 900,000 small businesses and not-for-profit organizations. For eligible CEBA loan holders in good standing, repaying the balance of the loan on or before January 18, 2024, resulted in loan forgiveness of up to 33 per cent (up to $20,000) and businesses that sought refinancing in order to repay their loans had until March 28, 2024, to qualify for partial loan forgiveness. As of March 31, 2024, approximately $28 billion of loans had been repaid, resulting in $12 billion in loan forgiveness. The cost of this forgiveness was expensed as the loans were disbursed in fiscal years 2020–21 and 2021–22.

Eligible CEBA loans that remain outstanding are now converted to term loans bearing interest of 5 per cent, with full principal repayment due on December 31, 2026. This three-year, low-interest term loan will provide eligible borrowers with additional time to continue repayment at a low borrowing cost. The government’s approach to collecting funds is focused on helping borrowers resolve their debts, while applying laws and regulations in a uniform and fair way.

●

Public sector pension assets increased by $7.1 billion, largely reflecting increases in the net assets under the Public Service Pension Fund and Canadian Forces Pension Fund, which pertain to service accrued on or after April 1, 2000, that falls within the Income Tax Act limits under the Public Service Superannuation Act and the Canadian Forces Superannuation Act, respectively.

●	Foreign exchange accounts assets increased by $10.8 billion in 2023–24, totalling $180.1 billion at March 31, 2024, due mainly to net advances to the Exchange Fund Account.

●

Derivatives represent financial contracts whose value is derived by reference to a rate, index, or underlying asset. The government uses derivatives for hedging purposes to manage various types of financial risk. With the adoption of new financial instruments standards in 2023–24, derivatives are measured at fair value and presented separately in the government’s financial statements. Derivatives estimated to result in a net inflow of resources if terminated at March 31 are presented as assets, while derivatives estimated to require a net outflow of resources if terminated on March 31 are presented as liabilities. Derivative assets decreased $0.3 billion to $2.9 billion at March 31, 2024.

At March 31, 2024, non-financial assets stood at $116.6 billion, up $6.9 billion from a year earlier. This growth primarily relates to a $7.2-billion increase in tangible capital assets, in large part reflecting an increase in assets under construction. Prepaid expenses and other increased $0.8 billion, largely due to defence and vaccine prepayments, while inventories decreased $1.2 billion, primarily due to the revaluation of inventories.

Liabilities

The government’s liabilities consist of accounts payable and accrued liabilities, interest-bearing debt, foreign exchange accounts liabilities, and derivatives.

At March 31, 2024, accounts payable and accrued liabilities totalled $264.1 billion, up $4.6 billion from March 31, 2023. This increase reflects significant growth in other accounts payable and accrued liabilities and a modest increase in amounts payable related to tax, offset in part by a large decline in contingent liabilities and smaller decreases in deferred revenue and environmental liabilities and asset retirement obligations.

●

Amounts payable related to tax increased by $3.0 billion in 2023–24, from $84.7 billion at March 31, 2023, to $87.7 billion at March 31, 2024. This increase largely reflects higher accrued payables related to individual and corporate income tax, offset in part by a decrease in amounts payable related to the GST/Harmonized Sales Tax, in large part due to the payment in 2023–24 of the Grocery Rebate accrued in the previous fiscal year.

●

Provisions for contingent liabilities decreased by $19.4 billion, as increases in liabilities for new claims and reassessments of existing claims were more than offset by payments made during the year, including $2.8 billion to settle the Gottfriedson Band class litigation, $5.0 billion to settle past claims under the Robinson-Huron Treaty, and a $23.3-billion payment in February 2024 under the final settlement agreement for First Nations Child and Family Services.

●

Environmental liabilities and asset retirement obligations decreased by $0.5 billion in 2023–24, largely reflecting the settlement of obligations and remediation activities undertaken in 2023–24, offset in part by increases in amounts accrued due to accretion expense and revisions in estimates.

●

Deferred revenue decreased by $0.6 billion in 2023–24, largely reflecting the amortization of proceeds from prior years’ spectrum auctions in revenues, offset in part by the addition of proceeds received from the auction of spectrum licenses in the 3800 MHz band in 2023–24.

●

Other accounts payable and accrued liabilities increased by $22.1 billion in 2023–24. Within this component, liabilities under provincial, territorial and Indigenous tax agreements increased by $11.3 billion, largely reflecting the difference between estimated corporate income tax owing to provinces and territories and actual payments made to provinces and territories to date. Accounts payable increased by $11.6 billion due to a number of factors including an increase in the amount payable to the Canada Pension Plan (CPP) at year-end for CPP contributions collected by the government; liabilities under transfer payment programs, including disaster assistance, the Dairy Direct Payment Program, and the new $2.5-billion tailored bilateral health agreements with provinces and territories; as well as amounts owing at year-end for goods and services received. These increases were offset in part by a $0.9-billion decrease in accrued salaries and benefits, reflecting the payment of retroactive salaries under signed collective agreements in 2023–24.

Interest-bearing debt includes unmatured debt, or debt issued on the credit markets, pension and other future benefit liabilities, and other liabilities. At March 31, 2024, interest-bearing debt totalled $1,745.5 billion, up $128.7 billion from March 31, 2023. Within interest-bearing debt, unmatured debt increased by $111.8 billion and liabilities for other employee and veteran future benefits increased by $18.4 billion, while liabilities for public sector pensions decreased by $1.1 billion and other liabilities decreased by $0.4 billion.

The $111.8-billion increase in unmatured debt is largely attributable to a $112.0-billion increase in market debt and related unamortized discounts and premiums, reflecting increased borrowings to meet the government’s financial requirements.

Foreign exchange accounts liabilities include Special Drawing Rights allocations and notes payable to the International Monetary Fund (IMF). The government’s foreign exchange accounts liabilities at March 31, 2024, stood at $44.1 billion, down $45 million from a year earlier primarily due to foreign exchange rate movements, which resulted in the liabilities depreciating against the Canadian dollar.

Derivative liabilities decreased by $0.6 billion to $4.1 billion at March 31, 2024, reflecting changes in fair value, foreign exchange rates, and contracts that matured during 2023–24.

International Comparisons of Government Debt

Jurisdictional responsibility (between central, state, and local governments) for government programs differs among countries. As a result, international comparisons of government fiscal positions are made on a total government, National Accounts basis. For Canada, total government net debt includes that of the federal, provincial/territorial, and local governments, as well as the net assets held in the CPP and Quebec Pension Plan (QPP).

Canada’s total government net debt-to-GDP ratio stood at 13.1 per cent in 2023, according to the IMF. This is the lowest level among G7 countries, which the IMF estimates will record an average net debt of 93.8 per cent of GDP in that same year.

International organizations such as the IMF and the Organisation for Economic Co-operation and Development publish figures for both gross debt (equivalent to total financial liabilities) and net debt (total financial liabilities less financial assets). When assessing the overall government fiscal situation, net debt is the preferred measure as it better reflects a country’s financial position by accounting for both what it owes and what it has set aside. In particular, the net debt measure recognizes that public investments in financial assets generate future revenues or have been specifically accumulated to offset current or future liabilities. This is particularly relevant in Canada’s case given its sizable financial asset holdings. In particular, Canada has taken significant steps to fund its public pensions, mitigating future fiscal risks. The CPP alone had over $630 billion in net assets as of March 31, 2024, ensuring the plan is actuarially sound for Canadians for at least the next 75 years. These and other financial assets should be taken into account when assessing the country’s financial situation—especially when making comparisons to peer countries that have not accumulated as many financial assets, including those to meet future public pension liabilities.

The following table provides a reconciliation between the Government of Canada’s federal debt-to-GDP ratio and Canada’s total government net debt-to-GDP ratio used for international net debt comparison purposes. Importantly, the latter includes the net debt of the federal, provincial, territorial, and local governments, as well as the net assets held by the CPP and QPP and excludes liabilities for public sector pensions and other employee future benefits. Given significant inconsistencies across countries in the accounting treatment of unfunded liabilities for public sector pensions and other employee future benefits, international organizations remove them from debt estimates for countries that proactively include them (such as Canada) to facilitate international comparability.

Table 9

Reconciliation of 2023–24 Federal Debt-to-GDP Ratio to Calendar 2023 Total Government

Net Debt-to-GDP Ratio

		(per cent of GDP)

Federal debt		42.1

Add:	Non-financial assets	4.0

Net debt (Public Accounts basis)		46.1

Less:	Liabilities for public sector pensions	(5.6)

	Liabilities for other future benefits	(6.7)

	National Accounts/Public Accounts methodological differences and timing adjustments[1]	(8.0)

Total federal net debt (National Accounts basis)		25.7

Add:	Net debt of provincial/territorial and local governments	11.6

Less:	Net assets of the CPP/QPP	(24.4)

Total government net debt[2]		12.9

Note: Numbers may not add due to rounding.

Sources: Statistics Canada and Public Accounts of Canada.

[1]

Includes timing differences (National Accounts data are as of December 31), differences in the universe covered by each accounting system, and differences in accounting treatments of various transactions such as capital gains.

[2]

The net debt figure has been revised by Statistics Canada since the publication of the IMF’s October 2024 Fiscal Monitor, which is the source for the chart “G7 Total Government Net Debt, 2023”. Net debt has been revised from 13.1 per cent to 12.9 per cent.

Financial Source/Requirement

The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on an accrual basis of accounting, recording government expenses when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.

In contrast, the financial source/requirement measures the difference between cash coming in to the government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, public sector pensions and other employee future benefits, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities, and non-financial assets. These activities are included as part of non-budgetary transactions.

Non-budgetary transactions also include adjustments for the effects of non-cash items included in the budgetary balance and for any accruals of past or future cash receipts or payments. Examples of non-cash items include amortization of tangible capital assets, pension and other employee future benefit expenses not funded in the period, and the recognition of previously deferred revenue.

Non-budgetary transactions resulted in a net requirement for funds of $23.9 billion in 2023–24, compared to a net requirement of $30.8 billion in 2022–23.

With a budgetary deficit of $61.9 billion and a financial requirement from non-budgetary transactions of $23.9 billion, there was a total financial requirement of $85.7 billion in 2023–24, compared to a financial requirement of $66.2 billion in 2022–23 (Table 10).

The government financed this financial requirement of $85.7 billion and increased its cash balances by $26.1 billion by increasing unmatured debt by $111.8 billion. Cash balances at the end of March 2024 stood at $75.1 billion.

Table 10

Budgetary Balance, Financial Source/Requirement and Net Financing Activities

$ billions

	2023–24	2022–23

Deficit for the year	(61.9)	(35.3)

Non-budgetary transactions

Pensions and other accounts

Public sector pension liabilities	(1.1)	(1.2)

Other employee and veteran future benefit liabilities	18.4	18.2

Other liabilities	(0.4)	(0.4)

Public sector pension assets	(7.1)	(3.8)

Total	9.9	12.8

Non-financial assets	(6.9)	(5.0)

Loans, investments and advances	3.1	(4.5)

Other transactions

Accounts payable, receivable, accruals and allowances	(17.9)	(18.4)

Foreign exchange activities and derivatives	(12.1)	(15.8)

Total	(30.0)	(34.2)

Total non-budgetary transactions	(23.9)	(30.8)

Financial requirement	(85.7)	(66.2)

Net change in financing activities

Marketable bonds (Canadian currency)	42.7	1.0

Treasury bills	64.1	12.0

Other	5.0	1.3

Total	111.8	14.3

Change in cash balances	26.1	(51.8)

Cash at end of year	75.1	49.0

Note: Numbers may not add due to rounding.

Office of the Auditor General of Canada	Bureau du vérificateur général du Canada

Report of the Independent Auditor on the Condensed Consolidated Financial Statements

To the Minister of Finance

Opinion

The condensed consolidated financial statements, which comprise the condensed consolidated statement of financial position as at 31 March 2024, the condensed consolidated statement of operations and accumulated operating deficit, condensed consolidated statement of remeasurement gains and losses, condensed consolidated statement of change in net debt and condensed consolidated statement of cash flow for the year then ended, and related notes, are derived from the audited consolidated financial statements of the Government of Canada for the year ended 31 March 2024.

In our opinion, the accompanying condensed consolidated financial statements are a fair summary of the audited consolidated financial statements of the Government of Canada, on the basis described in Note 1.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements do not contain all the disclosures required by Canadian public sector accounting standards. Reading the condensed consolidated financial statements and the auditor’s report thereon, therefore, is not a substitute for reading the audited consolidated financial statements of the Government of Canada and the auditor’s report thereon.

The Audited Consolidated Financial Statements of the Government of Canada and Our Report Thereon

We expressed an unmodified audit opinion on the audited consolidated financial statements of the Government of Canada in our report dated 9 December 2024. That report also includes the communication of key audit matters. Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period.

Management’s Responsibility for the Condensed Consolidated Financial Statements

Management is responsible for the preparation of the condensed consolidated financial statements on the basis described in Note 1.

Auditor’s Responsibility

Our responsibility is to express an opinion on whether the condensed consolidated financial statements are a fair summary of the audited consolidated financial statements of the Government of Canada based on our procedures, which were conducted in accordance with Canadian Auditing Standard (CAS) 810, Engagements to Report on Summary Financial Statements.

Original signed by

Karen Hogan, FCPA

Auditor General of Canada

Ottawa, Canada

9 December 2024

Condensed Consolidated Financial Statements of the Government of Canada

The fundamental purpose of these condensed consolidated financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these statements rests with the Government.

Government of Canada

Condensed Consolidated Statement of Operations and Accumulated Operating Deficit

for the Year Ended March 31, 2024

$ millions

	2024 Budget (Note 4)	2024 Actual	2023 Actual

Revenues

Income tax revenues	312,944	312,705	315,004

Other taxes and duties	70,796	69,415	64,224

Employment insurance premiums	28,218	29,560	26,914

Pollution pricing proceeds	10,127	10,503	8,041

Other revenues	34,692	37,366	33,632

Total revenues	456,777	459,549	447,815

Expenses

Transfer payments

Old age security benefits and related payments	75,914	76,036	69,392

Major transfer payments to other levels of government	100,119	100,173	90,784

Employment insurance and support measures	24,228	23,130	21,836

Children’s benefits	25,600	26,339	24,553

COVID-19 income support for workers	–	(4,838)	(3,544)

Canada Emergency Wage Subsidy	–	(420)	(257)

Pollution pricing proceeds returned	11,174	9,858	6,996

Other transfer payments	85,846	96,371	99,199

Total transfer payments	322,881	326,649	308,959

Other expenses, excluding net actuarial losses	123,732	140,014	129,596

Total program expenses, excluding net actuarial losses	446,613	466,663	438,555

Public debt charges	43,881	47,273	34,955

Total expenses, excluding net actuarial losses	490,494	513,936	473,510

Annual operating deficit before net actuarial losses	(33,717)	(54,387)	(25,695)

Net actuarial losses	(6,383)	(7,489)	(9,627)

Annual operating deficit	(40,100)	(61,876)	(35,322)

Accumulated operating deficit at beginning of year	(1,183,618)	(1,183,618)	(1,148,296)

Accumulated operating deficit at end of year	(1,223,718)	(1,245,494)	(1,183,618)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Government of Canada

Condensed Consolidated Statement of Financial Position

as at March 31, 2024

$ millions

	2024	2023

Liabilities

Accounts payable and accrued liabilities	264,056	259,440

Interest-bearing debt

Unmatured debt	1,376,822	1,265,040

Pensions and other future benefits	361,704	344,374

Other liabilities	6,963	7,339

Total interest-bearing debt	1,745,489	1,616,753

Foreign exchange accounts liabilities	44,106	44,151

Derivatives	4,131	4,689

Total liabilities	2,057,782	1,925,033

Financial assets

Cash and accounts receivable	292,103	243,520

Foreign exchange accounts assets	180,140	169,390

Derivatives	2,928	3,260

Loans, investments and advances	209,802	213,110

Public sector pension assets	20,055	12,996

Total financial assets	705,028	642,276

Net debt	(1,352,754)	(1,282,757)

Non-financial assets

Tangible capital assets	104,552	97,337

Other	12,051	12,407

Total non-financial assets	116,603	109,744

Accumulated deficit	(1,236,151)	(1,173,013)
Accumulated deficit is comprised of:

Accumulated operating deficit	(1,245,494)	(1,183,618)

Accumulated remeasurement gains	9,343	10,605

	(1,236,151)	(1,173,013)

Contingent liabilities (Note 5)

Contractual obligations and contractual rights (Note 6)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Government of Canada

Condensed Consolidated Statement of Remeasurement Gains and Losses

for the Year Ended March 31, 2024

$ millions

	2024	2023

Accumulated remeasurement gains at beginning of year	10,605	5,758

Net unrealized (losses) gains	(1,035)	3,228

Amounts reclassified during the year to the Condensed Consolidated Statement of Operations and Accumulated Operating Deficit	(6)	(9)

Other comprehensive (loss) income of enterprise Crown corporations	(221)	1,628

Net remeasurement (losses) gains for the year	(1,262)	4,847

Accumulated remeasurement gains at end of year	9,343	10,605

The accompanying notes are an integral part of these condensed consolidated financial statements.

Government of Canada

Condensed Consolidated Statement of Change in Net Debt

for the Year Ended March 31, 2024

$ millions

	2024 Budget (Note 4)	2024 Actual	2023 Actual

Net debt at beginning of year	(1,282,757)	(1,282,757)	(1,247,307)

Change in net debt during the year

Annual operating deficit	(40,100)	(61,876)	(35,322)

Acquisition of tangible capital assets	(10,419)	(13,585)	(10,703)

Amortization of tangible capital assets	7,822	5,633	5,644

Other	129	1,093	84

Increase in net debt excluding remeasurement (losses) gains	(42,568)	(68,735)	(40,297)

Net remeasurement (losses) gains for the year	-	(1,262)	4,847

Net increase in net debt	(42,568)	(69,997)	(35,450)

Net debt at end of year	(1,325,325)	(1,352,754)	(1,282,757)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Government of Canada

Condensed Consolidated Statement of Cash Flow

for the Year Ended March 31, 2024

$ millions

	2024	2023 Restated (Note 3)

Cash used by operating activities

Annual operating deficit	(61,876)	(35,322)

Adjustments to reconcile annual operating deficit to cash used by operating activities	14,926	10,969

	(46,950)	(24,353)

Cash used by capital investment activities	(13,498)	(10,865)

Cash used by investing activities	(10,478)	(18,940)

Cash provided by financing activities	96,979	2,342

Net increase (decrease) in cash and cash equivalents	26,053	(51,816)

Cash and cash equivalents at beginning of year	49,006	100,822

Cash and cash equivalents at end of year	75,059	49,006

Supplementary information

Cash used for interest	31,090	19,338

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements of the Government of Canada

1.	Applied Criteria in the Preparation of the Condensed Consolidated Financial Statements

The criteria applied by the Government in the preparation of these condensed consolidated financial statements are as follows:

i.

These condensed consolidated financial statements are extracted from the audited consolidated financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2024, which are to be tabled in Parliament.

ii.

The condensed consolidated financial statements are in agreement with the related information in the audited consolidated financial statements and contain the information necessary to avoid distorting or obscuring matters disclosed in the related complete audited consolidated financial statements, including the notes thereto.

iii.	As these condensed consolidated financial statements are, by their nature, summarized, they do not include all disclosures required by Canadian public sector accounting standards.

iv.	Readers interested in the disclosure of more detailed data should refer to the audited consolidated financial statements in the Public Accounts of Canada.

2.	Summary of Significant Accounting Policies

The reporting entity of the Government of Canada includes all of the government organizations that comprise the legal entity of the government as well as other government organizations, including Crown corporations, which are separate legal entities but are controlled by the government. The financial activities of all of these entities, except for enterprise Crown corporations and other government business enterprises, are consolidated in these financial statements on a line-by-line and uniform basis of accounting after eliminating significant inter-governmental balances and transactions. Enterprise Crown corporations and other government business enterprises, which are not dependent on the government for financing their activities, are recorded under the modified equity method. The Canada Pension Plan (CPP), which includes the assets of the CPP under the administration of the Canada Pension Plan Investment Board, is excluded from the reporting entity because changes to the CPP require the agreement of two thirds of participating provinces and it is therefore not controlled by the government.

The government accounts for transactions on an accrual basis, using the government’s accounting policies that are described in Note 1 to its audited consolidated financial statements, which are based on Canadian public sector accounting standards. The presentation and results using the stated accounting policies do not result in any significant differences from Canadian public sector accounting standards.

Financial assets presented on the Condensed Consolidated Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are generally recorded at the lower of cost or net realizable value. Certain of the government’s financial instruments, including derivative assets and derivative liabilities, are measured at fair value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable, adjusted for the passage of time, as required. Obligations for pensions and other future benefits are measured on an actuarial basis. Allowances for valuation are established for loans, investments and advances, as well as for loan guarantees and other obligations.

Transactions involving foreign currencies are translated into Canadian dollar equivalents using rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated using rates at March 31.

Some amounts in these condensed consolidated financial statements are based on estimates and assumptions made by the government. They are based on facts and circumstances, historical experience, general economic conditions and reflect the government’s best estimate of the related amount at the end of the reporting period. Estimates and underlying assumptions are reviewed annually at March 31. Revisions to accounting estimates are recognized in the period in which estimates are revised if revisions affect only that period or in the period of revision and future periods if revisions affect both current and future periods.

Measurement uncertainty that is material exists when it is reasonably possible that a material variance could occur in the reported or disclosed amount in the near term. Near term is defined as a period of time not to exceed one year from March 31. The government has determined that measurement uncertainty exists with respect to the reported amounts for:

●	the accrual of tax revenues and the related amounts receivable, other accounts receivable, and the allowance for doubtful accounts,

●	non-tax revenues,

●	expenses,

●	the provision for contingent liabilities (Note 5),

●	environmental liabilities and asset retirement obligations,

●	public sector pensions and other employee and veteran future benefits,

●	enterprise Crown corporations and other government business enterprises,

●	other loans, investments and advances,

●	the expected useful life of tangible capital assets,

●	inventories, and

●	contractual obligations and contractual rights (Note 6).

It is reasonably possible that the government’s reassessments of these estimates and assumptions could require a material change in reported amounts or disclosures in the condensed consolidated financial statements.

Measurement uncertainties exist at March 31, 2024, in light of continued global uncertainty and heightened geopolitical tensions. The condensed consolidated financial statements reflect the impacts to the extent known and estimable at the reporting date. The government continues to assess and monitor the effects of these measurement uncertainties on its financial position, including related estimates and assumptions used in the preparation of its statements. The full potential impact on the assumptions used for the year is unknown as it will depend on future developments that are uncertain.

3. Changes in Accounting Policies

a)	Adoption of new accounting standards

Effective April 1, 2023, the government adopted new accounting standards and a guideline issued by the Public Sector Accounting Board. These include Public Sector Accounting Standard PS 3400 Revenue, PS 3160 Public private partnerships, and Public Sector Guideline – 8 Purchased intangibles (PSG-8).

●

PS 3400 addresses the recognition, measurement, presentation and disclosure of revenue, and introduces a distinction between exchange and non-exchange transactions. The distinguishing feature between the two is the existence of a performance obligation, an enforceable promise to provide a good or service to a payor in return for promised consideration. Exchange transactions are characterized by one or more performance obligations, while non-exchange transactions have no direct transfer of goods or services to a payor.

●

PS 3160 addresses the accounting for transactions associated with certain public-private partnerships, where public sector entities such as the government procure infrastructure using private sector partners. PS 3160 provides guidance on the recognition, measurement, presentation and disclosure of the tangible capital assets, financial liabilities, revenues and expenses within its scope.

●	PSG-8 provides guidance on when purchased intangibles can be recognized as assets in the Condensed Consolidated Statement of Financial Position.

In accordance with PS 3400 and PSG-8, the government applied changes to the condensed consolidated financial statements prospectively from April 1, 2023, and prior periods have not been restated on transition. The adoption of PSG-8 from April 1, 2023, resulted in an insignificant amount of purchased intangible assets being recognized in the Condensed Consolidated Statement of Financial Position.

PS 3160 was applied retroactively, without restatement of prior periods. In applying PS 3160, no adjustments to previously recognized assets and liabilities were required. As a result, there was no impact on the opening accumulated operating deficit.

b)	Change in accounting policy in the Condensed Consolidated Statement of Cash Flow

The government changed its accounting policy for classifying certain cash flows of the foreign exchange accounts and cross-currency swaps in the Condensed Consolidated Statement of Cash Flow. Under the new policy, cash flows related to acquiring and disposing of foreign exchange account assets are classified as investing activities, and cash flows related to financing these activities through issuing and repaying foreign exchange liabilities and cross-currency swaps are classified as financing activities. Previously, these cash flows were classified as operating activities.

Classifying the cash flows as investing activities under the new policy provides a more appropriate presentation considering the purpose and nature of the foreign exchange accounts, which contain Canada’s official international reserves and other assets and liabilities related to Canada’s membership in the International Monetary Fund. For the cash flows classified as financing activities, the new policy better represents the substance of the associated transactions, which is to borrow foreign funds for the purpose of investing in the foreign exchange accounts.

This change in accounting policy was applied retroactively with restatement of the prior period. There was no impact on the opening accumulated deficit.

4. Source of Budget Amounts

The budget amounts included in the Condensed Consolidated Statement of Operations and Accumulated Operating Deficit and the Condensed Consolidated Statement of Change in Net Debt are derived from the amounts that were budgeted for 2024 in the March 2023 Budget Plan (Budget 2023). To enhance comparability with actual 2024 results, Budget 2023 amounts have been reclassified to conform to the current year’s presentation in the condensed consolidated financial statements, with no overall impact on the budgeted 2024 annual deficit.

Since actual opening balances of the accumulated operating deficit and net debt were not available at the time of preparation of Budget 2023, the corresponding amounts in the budget column have been adjusted to the actual opening balances.

5. Contingent Liabilities

Contingent liabilities arise in the normal course of operations and their ultimate disposition is unknown. Contingent liabilities are potential liabilities that may become actual liabilities when one or more future events not wholly within the government’s control occur or fail to occur. A provision is recorded when a potential liability is assessed as likely to become an actual liability and a reasonable estimate of the loss can be made. The government’s contingent liabilities include claims comprising pending and threatened litigation, specific claims, and comprehensive land claims; guarantees provided by the government; assessed taxes under appeal; callable share capital in international organizations; and insurance programs of agent enterprise Crown corporations.

i.

There are thousands of pending and threatened litigation cases as well as claims outstanding against the government. While the total amount claimed in these actions is significant, their outcomes are not determinable in all cases. The government has recorded a provision for claims where it is likely that there will be a future payment and a reasonable estimate of the loss can be made. Significant exposure to a liability could exist in excess of what has been accrued. In situations where a loss is likely, but management cannot reasonably estimate a liability, no amount is accrued. Claims for which the outcome is not determinable and for which an amount has not been accrued are estimated at $3,314 million ($3,375 million in 2023).

ii.

Guarantees provided by the government include guarantees on the borrowings of enterprise Crown corporations and other government business enterprises, loan guarantees, insurance programs managed by the government or agent enterprise Crown corporations, and other explicit guarantees. At March 31, 2024, the principal amount outstanding for guarantees provided by the government amounts to $619,001 million ($602,388 million in 2023) for which an allowance of $570 million ($473 million in 2023) has been recorded. Of the total amount guaranteed, $319,212 million ($317,834 million in 2023) relates to guarantees on the borrowings of agent enterprise Crown corporations.

iii.

Contingent liabilities include previously assessed federal taxes where amounts are being appealed to the Tax Court of Canada, the Federal Court of Appeal, or the Supreme Court of Canada. As of March 31, 2024, an amount of $7,354 million ($6,753 million in 2023) was being appealed to the courts, for which the likelihood of an adverse outcome was not determinable or for which an amount could not be reasonably estimated. The government has recorded, in accounts payable and accrued liabilities or in reduction of cash and accounts receivable, as applicable, the estimated amount of appeals that are considered likely to be lost and that can be reasonably estimated.

iv.

The government has callable share capital in certain international organizations that could require payments to those agencies. At March 31, 2024, callable share capital amounts to $40,949 million ($40,461 million in 2023).

v.

At March 31, 2024, insurance in force relating to self-sustaining insurance programs operated by four agent enterprise Crown corporations amounts to $2,165,120 million ($2,001,600 million in 2023). The government expects that all four corporations will cover the cost of both current claims and possible future claims.

6. Contractual Obligations and Contractual Rights

The nature of government activities results in large multi-year contracts and agreements, including international treaties, protocols and agreements of various size and importance. Any financial obligations resulting from these contracts and agreements are recorded as a liability when the terms for the acquisition of goods and services or the provision of transfer payments are met.

Contractual obligations that will materially affect the level of future expenditures include transfer payment agreements, agreements for the acquisition of goods and services, operating leases, and funding of international organizations. At March 31, 2024, contractual obligations amount to $257,139 million, of which $81,664 million pertains to 2025.

The activities of government sometimes involve the negotiation of contracts or agreements with outside parties that result in the government having rights to both assets and revenues in the future. They principally involve sales of goods and services, leases of property, and royalties and revenue/profit-sharing arrangements. The terms of these contracts and agreements may not allow for a reasonable estimate of future revenues. For contracts and agreements that do allow for a reasonable estimate, total revenues to be received in the future under major contractual rights are estimated at $35,552 million at March 31, 2024, of which $4,499 million pertains to 2025.

7. Subsequent Event

On November 25, 2024, it was announced that the Public Service Pension Fund was in a non-permitted surplus position of $1,943 million, as the fund’s funding ratio exceeded the maximum allowable amount of 125% as per the Public Service Superannuation Act. In line with the Public Service Superannuation Act, the Government intends to transfer this non-permitted surplus into the Consolidated Revenue Fund. The transfer will not have a significant impact on the reported assets and liabilities in the subsequent period.

It was also announced that considerations and next steps will be explored regarding the non-permitted surplus. The impact of any next steps related to this event cannot practicably be estimated at this time.